EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Income (loss) from continuing operations before tax	$242.7	$533.4	$766.0	$696.8	$405.5	$(94.2)	$439.6

Share of undistributed (losses) income from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	$(0.2)	$(0.2)	$0.5	$0.5	$(0.2)	$0.9	$(1.4)
Amortization of capitalized interest	1.0	1.0	2.0	2.0	2.0	1.9	1.8
Interest expense	12.6	16.7	31.1	36.8	38.2	41.9	44.4
Interest portion of rental expense	4.0	4.2	8.5	7.2	8.0	8.5	8.7
Earnings (loss)	$260.1	$555.1	$808.1	$743.3	$453.5	$(41.0)	$493.1

Interest	$17.6	$18.1	$36.0	$38.0	$38.9	$43.7	$47.4
Interest portion of rental expense	4.0	4.2	8.5	7.2	8.0	8.5	8.7
Fixed Charges	$21.6	$22.3	$44.5	$45.2	$46.9	$52.2	$56.1

Ratio of Earnings to Fixed Charges	12.04	24.89	18.16	16.44	9.67	(0.79)	8.79